FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Major Event dated March 3, 2003 titled, "Santander Central Hispano Increases Stake in Italy's Fincosumo to 100%."

Item 1

MAJOR EVENTS

SANTANDER CENTRAL HISPANO INCREASES STAKE IN
ITALY’S FINCONSUMO TO 100%

•	Santander to acquire the remaining 50% from San Paolo-IMI for €140 million

•	The transaction builds on the Group's strong presence in the European consumer finance market developed by its Santander Consumer Finance unit

•	San Paolo-IMI acquires 50% of Allfunds Bank, Santander Central Hispano's fund advisory and distribution platform

Madrid, March 3, 2003 – Santander Central Hispano has reached agreement with Italy’s second largest bank, San Paolo-IMI, to buy 50% of Italian consumer finance company Finconsumo from San Paolo-IMI for €140 million.

As a result of this transaction, Santander Central Hispano increases its shareholding to 100% and raises its profile in the European consumer finance market, where it has 7.3 million customers in eight countries and €16.7 billion in assets. The agreement involves the initial purchase of a 20% stake for €60 million, and the rest for €80 million to take effect in the 12 months following December 20, 2003.

Santander Central Hispano continues to enjoy an excellent relationship with San Paolo-IMI, in which it has a stake of 5.32%. San Paolo IMI owns 2.96% of Santander Central Hispano which, in the context of this relationship, has reached a separate agreement for San Paolo-IMI to acquire 50% of Allfunds Bank, subsidiary of Santander Group subsidiary BANIF, for €21 million. Both this operation and Finconsumo are subject to the corresponding authorizations.

Finconsumo, in which Santander has held a 50% stake since 1997, is active principally in vehicle finance, where it has 575,000 customers and €1.69 billion in assets, focusing principally on vehicle finance, where it is 6th largest in Italy.

Created in 1988 by 11 small regional banks, Finconsumo has its headquarters in Turin, with 23 branches and 456 employees. It has displayed excellent financial growth in the past two years, with new business increasing 18% in 2001 and 22% in 2002, and net income rising 15.5% and 40.6%, respectively.

The consumer finance market in Europe is large, with business volume of €865 billion in 2001, as well as profitable and expanding. Santander Central Hispano has achieved a strong position in this business, especially in Spain, Germany and Italy, which account for about 40% of the total market. In vehicle finance alone, it has market shares of 26.1%, 16% and 5.6% respectively, in these countries.

The Group recently structured this business under a new unit, Santander Consumer Finance, whose principle components are Hispamer (Spain and Portugal) and CC-Bank-AKB (Germany). In addition to Finconsumo in Italy, it has consumer finance offices in Poland, the Czech Republic, Hungary and Austria.

Last year, Santander recorded net attributable income from European consumer finance of €209.2 million, before tax and extraordinary items, an increase of 32.3%. Production increased 15.6% in the year to €10.2 billion with a total portfolio of €16.7 billion (+13.2%).

Allfunds Bank

The investment of San Paolo-IMI in Allfunds Bank is the focus of a joint strategic agreement to develop third party fund distribution in Europe.

Created in 2001, Allfunds is a Santander Group platform offering fund advisory services for institutional clients, mostly distributors such as commercial banks, savings banks and brokers, as well as fund managers. It offers integral solutions – “one-stop shopping” related to fund execution and dealing, consulting and advisory services and commercial support.

Allfunds is leader in Spain in the distribution of third party funds with a market share of 41%. It is also has a presence in Portugal and several Latin American markets and has signed agreements with more than 120 international fund managers providing a universe of funds of over 4,500 funds.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: March 3, 2003	By:	/s/ Jose Antonio Alvarez
Name: Jose Antonio Alvarez Title: Executive Vice President